Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of the capital stock of SafeSpace Global Corporation, a Nevada corporation (the “Company”), does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and our articles of incorporation and by-laws.

We are authorized to issue an aggregate of 200,000,000 shares of common stock, $.001 par value per share. As of October 27, 2025, there were 187,511,196 shares of common stock outstanding. Our common stock is eligible for quotation on the over-the-counter markets, under the ticker symbol “SSGC.”

Common Stock

Voting Rights. Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Stockholders have no preemptive rights to purchase shares of our stock.

Quorum. Our bylaws provide that the holders of not less than a majority of the outstanding shares of common stock constitutes a quorum. In the absence of a quorum, the holders of a majority of the shares present may adjourn the meeting until a quorum is present.

Dividend Rights. Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the board of directors out of funds legally available for that purpose, subject to the provisions of our articles of incorporation and bylaws, any statutory or contractual restrictions on the payment of dividends, and any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation and Dissolution Rights. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities.

Other Matters. The shares of common stock have no preemptive or preferential right to acquire any of our shares or other securities, including shares or securities held in our treasury, are not subject to any redemption provisions and are not convertible into any other securities. All outstanding shares of our common stock are fully paid and non-assessable.

Nevada Anti-Takeover Provisions

Business Combinations. Sections 78.411 to 78.444 of the Nevada Revised Statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. We have no provision in our Articles of Incorporation pursuant to which we have elected to opt out of Sections 78.411 to 78.444; therefore, these sections apply to us.

Control Share Acquisition. Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. The NRS control share statutes only apply to issuers that have 200 or more stockholders of record, at least 100 of whom have had addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date; and whom do business in Nevada directly or through an affiliated corporation. We have not historically and currently do not meet these requirements and these provisions do not apply to us.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our Articles of Incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793.

Removal of Directors. Section 78.335 of the NRS provides that two-thirds of the voting power  of the issued and outstanding shares of the Company are required to remove a director from office. As such, it may be more difficult for stockholders to remove directors due to the fact the NRS requires greater than majority approval of the stockholders for such removal.

No Cumulative Voting. The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation’s articles of incorporation. Our articles of Incorporation does not expressly authorize cumulative voting.

The combination of the foregoing provisions may make it more difficult for stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.